Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Unaudited Pro Forma Consolidated Financial Statements	F-2

Notes to Unaudited Pro Forma Financial Statements	F-

CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2021

		Pro Forma	Pro Forma		Pro Forma
	Xiangtai	Disposal	Adjustments	Note	Combined
		(Unaudited)	(Unaudited)		(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$7,603	$(5,660)	$15,123,551	(b)	$4,677,254
			(6,999,200)	(c)
			14,828,000	(d)
			(5,995,640)	(e)
			(13,281,400)	(f)
			1,000,000	(h)
Accounts receivable, net	11,142,558	(11,142,558)	-		-
Inventories	229,392	(229,392)	-		-
Prepayments, net	2,051,547	(1,921,459)	-		130,088
Other receivables	-	-	3,027,052	(g)	3,027,052
Current assets of discontinued operations	19,090,614	(19,090,614)	-		-

Total current assets	32,521,714	(32,389,683)	7,702,363		7,834,394

PROPERTY, PLANT AND EQUIPMENT, NET	4,395	(4,395)	6,999,200	(c)	26,276,240
			5,995,640	(e)
			13,281,400	(f)

OTHER ASSETS
Deferred tax assets	2,331,145	(2,331,145)	-		-
Other assets of discontinued operations	6,018,574	(6,018,574)	-		-

Total other assets	8,349,719	(8,349,719)	-		-

TOTAL ASSETS	$40,875,828	$(40,743,797)	$33,978,603		$34,110,634

CURRENT LIABILITIES
Short term bank loans	$782,073	$(782,073)	$-		$-
Convertible debenture, net	1,300,000	-	-		1,300,000
Accounts payable	9,966,193	(9,966,193)	-		-
Customer deposits	4,309,819	(4,309,819)	-		-
Customer deposits - related party	5,958	(5,958)	-		-
Other payables and accrued liabilities	242,410	(24,365)	-		218,045
Other payables - related parties	3,229,948	(2,509,139)	-		720,809
Taxes payable	1,034,421	(1,034,421)	-		-
Current liabilities of discontinued operations	17,826,470	(17,826,470)	-		-

Total current liabilities	38,697,292	(36,458,438)	-		2,238,854

OTHER LIABILITIES
Other liabilities of discontinued operations	3,798,524	(3,798,524)	-		-

TOTAL LIABILITIES	42,495,816	(40,256,962)	-		2,238,854

SHAREHOLDERS' EQUITY (DEFICIENCY)

Ordinary share, $0.01 par value	407,167	-	6,000	(a)	766,161
			171,754	(b)
			181,240	(c)
Additional paid-in-capital	32,175,798	-	(6,000)	(a)	68,309,294
			14,951,797	(b)
			14,646,760	(c)
			3,513,887	(h)
			3,027,052	(g)
Deferred stock compensation	(21,140)	-	-		(21,140)
(Accumulated deficit) retained earnings	(38,574,620)	3,905,972	(2,513,887)	(h)	(37,182,534)
Statutory reserves	1,670,367	(1,670,367)	-		-
Accumulated other comprehensive income	1,120,774	(1,120,774)	-		-

Total shareholders' (deficiency) equity	(3,221,654)	1,114,831	33,978,603		31,871,780

NONCONTROLLING INTERESTS	1,601,666	(1,601,666)	-		-

Total liabilities and shareholders' equity	$40,875,828	$(40,743,797)	$33,978,603		$34,110,634

(a)	Reflects the payment of JMC acquisition contingent consideration with total consideration of 600,000 ordinary shares of Xiangtai Food. The transaction was completed on August 24, 2021.

(b)	Reflects the sale of 17,175,412 ordinary shares and warrants to purchase up to 17,175,412 ordinary shares of the Company for the net proceeds of $15,123,551, determined using the closing price of $0.96 on November 22, 2021. The transaction was completed on November 24, 2021.

(c)	Reflects the purchase of 742 units of cryptocurrency mining equipment for a total purchase price of $6,999,200, excluding tax on December 15, 2021.

(d)	Reflects the sale of 18,124,000 ordinary shares and warrants to purchase up to 18,124,000 ordinary shares of the Company for the amount of $14,828,000, determined using the closing price of $0.89 on January 10, 2022. The transaction was completed on February 2, 2022.

(e)	Reflects the purchase of 686 units of cryptocurrency mining equipment for a total purchase price of $5,995,640, excluding tax on January 6, 2022.

(f)	Reflects the purchase of 2200 units of cryptocurrency mining equipment for a total purchase price of $13,281,400, excluding tax on February 14, 2022.

(g)	Reflects the debt assignment and assumption agreements among Xiangtai BVI, Xiangtai WFOE and the Company signed on March 30, 2022.

(h)	Reflects the disposal of Xiangtai BVI and Silanchi at a total consideration of $1 million had occurred on March 31, 2022.

CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2020

		Pro Forma		Pro Forma
	Xiangtai	Disposal	Note	Combined
		(Unaudited)		(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$1,071,564	$(907,924)		$163,640
Accounts receivable, net	9,833,936	(9,833,936)		-
Other receivables, net	41,687	(12,747)		28,940
Prepayments, net	1,057,423	(1,039,017)		18,406
Current assets of discontinued operations	38,271,324	(38,271,324)		-

Total current assets	50,275,934	(50,064,948)		210,986

PROPERTY, PLANT AND EQUIPMENT, NET	10,121	(10,121)		-

OTHER ASSETS
Deferred tax assets	648,768	(648,768)		-
Goodwill	5,185,866	(5,185,866)		-
Other assets of discontinued operations	7,228,745	(7,228,745)		-

Total other assets	13,063,379	(13,063,379)		-

TOTAL ASSETS	$63,349,434	$(63,138,448)		$210,986

CURRENT LIABILITIES
Short term bank loans	$1,245,489	$(1,245,489)		$-
Loans from third parties	500,000	-		500,000
Convertible debenture, net	4,768,312	-		4,768,312
Accounts payable	5,727,718	(5,727,718)		-
Customer deposits	1,159,902	(1,159,902)		-
Customer deposits - related party	-	-		-
Other payables and accrued liabilities	409,725	(19,603)		390,122
Other payables - related parties	2,264,566	(1,841,150)		423,416
Taxes payable	399,276	(399,276)		-
Current liabilities of discontinued operations	16,260,602	(16,260,602)		-

Total current liabilities	32,735,590	(26,653,740)		6,081,850

OTHER LIABILITIES
Other liabilities of discontinued operations	3,787,008	(3,787,008)		-

TOTAL LIABILITIES	36,522,598	(30,440,748)		6,081,850

SHAREHOLDERS' EQUITY (DEFICIENCY)

Ordinary share, $0.01 par value	239,711	-		239,711
Additional paid-in-capital	15,765,411	-		15,765,411
Deferred stock compensation	(47,708)	-		(47,708)
Retained earnings (accumulated deficit)	7,034,899	(28,863,177)		(21,828,278)
Statutory reserves	1,670,367	(1,670,367)		-
Accumulated other comprehensive loss	(856,218)	856,218		-

Total shareholders' equity (deficiency)	23,806,462	(29,677,326)		(5,870,864)

NONCONTROLLING INTERESTS	3,020,374	(3,020,374)		-

Total liabilities and shareholders' equity	$63,349,434	$(63,138,448)		$210,986

CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended June 30, 2021

		Pro Forma		Pro Forma
	Xiangtai	Disposal	Note	Combined
		(Unaudited)		(Unaudited)
REVENUE	$80,498,435	$(80,498,435)	(a)	$-

COST OF REVENUE	77,501,417	(77,501,417)	(a)	-

GROSS PROFIT	2,997,018	(2,997,018)		-

SELLING EXPENSES	(238,624)	238,624	(a)	-
GENERAL AND ADMINISTRATIVE EXPENSES	(2,007,609)	422,557	(a)	(1,585,052)
PROVISION FOR DOUBTFUL ACCOUNTS	(6,324,020)	6,324,020	(a)	-
STOCK COMPENSATION EXPENSE	(1,889,173)	-		(1,889,173)
IMPAIRMENT OF GOODWILL	(5,533,507)	5,533,507	(a)	-

LOSS FROM OPERATIONS	(12,995,915)	9,521,690		(3,474,225)

OTHER INCOME (EXPENSE), NET
Interest income	1,114	(1,114)	(a)	-
Interest expense	(294,139)	138,091	(a)	(156,048)
Other finance expenses	(136,456)	1,496	(a)	(134,960)
Other income, net	100	(100)	(a)	-
Gain on debt settlements	125,215	-		125,215

TOTAL OTHER EXPENSES, NET	(304,166)	138,373		(165,793)

LOSS BEFORE PROVISION FOR INCOME TAXES	(13,300,081)	9,660,063		(3,640,018)

BENEFIT OF INCOME TAXES	1,002,346	(1,002,346)	(a)	-

NET LOSS FROM CONTINUING OPERAITONS	(12,297,735)	8,657,717		(3,640,018)

NET (LOSS) INCOME FROM DISCONTINUED OPERATIONS
Loss from discontinued operations, net of applicable income taxes	(34,785,232)	(8,657,717)	(a)	(43,442,949)
Net loss on sale of discontinued operations, net of applicable income taxes	-	(2,513,887)	(a)	(2,513,887)
LOSS FROM DISCONTINUED OPERATIONS	(34,785,232)	(11,171,604)		(45,956,836)

NET LOSS	(47,082,967)	(2,513,887)		(49,596,854)

Less: Net loss attributable to non-controlling interest from continuing operations	(1,473,448)	1,473,448	(a)	-

NET LOSS ATTRIBUTABLE TO CHINA XIANGTAI FOOD CO., LTD.	$(45,609,519)	$(3,987,335)		$(49,596,854)

LOSS (EARNINGS) PER ORDINARY SHARE
Weighted average number of shares:
Basic and Diluted	33,194,383			33,194,383

Loss per share:
Continuing operations	$(0.33)			$(0.11)
Discontinued operations	$(1.05)			$(1.38)

(a)	Reflects the disposal of Xiangtai BVI and Silanchi as if the disposition of Xiangtai BVI and Silanchi at a total consideration of $1 million had occurred on July 1, 2020.

CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended June 30, 2020

		Pro Forma		Pro Forma
	Xiangtai	Disposal	Note	Combined
		(Unaudited)		(Unaudited)
REVENUE	$24,248,765	$(24,248,765)	(a)	$-

COST OF REVENUE	22,219,528	(22,219,528)	(a)	-

GROSS PROFIT	2,029,237	(2,029,237)		-

SELLING EXPENSES	(63,863)	63,863	(a)	-
GENERAL AND ADMINISTRATIVE EXPENSES	(2,978,213)	465,942	(a)	(2,512,271)
PROVISION FOR DOUBTFUL ACCOUNTS	(666,690)	666,690	(a)	-
STOCK COMPENSATION EXPENSE	(930,223)	-		(930,223)

LOSS FROM OPERATIONS	(2,609,752)	(832,742)		(3,442,494)

OTHER INCOME (EXPENSE), NET
Interest income	2,450	(2,450)	(a)	-
Interest expense	(167,097)	43,885	(a)	(123,212)
Other finance expenses	(362,413)	3,226	(a)	(359,187)
Other expense, net	(6,255)	6,255	(a)	-

TOTAL OTHER EXPENSES, NET	(533,315)	50,916		(482,399)

LOSS BEFORE PROVISION FOR INCOME TAXES	(3,143,067)	(781,826)		(3,924,893)

PROVISION FOR INCOME TAXES	(223,173)	223,173	(a)	-

NET LOSS FROM CONTINUING OPERAITONS	(3,366,240)	(558,653)		(3,924,893)

NET LOSS FROM DISCONTINUED OPERATIONS	(1,033,293)	1,033,293	(a)	-

NET LOSS	(4,399,533)	474,640		(3,924,893)

Less: Net income attributable to non-controlling interest from continuing operations	477,409	(477,409)	(a)	-

NET LOSS ATTRIBUTABLE TO CHINA XIANGTAI FOOD CO., LTD.	$(4,876,942)	$952,049		$(3,924,893)

LOSS (EARNINGS) PER ORDINARY SHARE
Weighted average number of shares:
Basic and Diluted	22,417,524			22,417,524

Loss per share:
Continuing operations	$(0.16)			$(0.18)
Discontinued operations	$(0.06)			$-

(a)	Reflects the disposal of Xiangtai BVI as if the disposition of Xiangtai BVI at a total consideration of $1 million had occurred on July 1, 2019.

CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended June 30, 2019

\		Pro Forma		Pro Forma
	Xiangtai	Disposal	Note	Combined
		(Unaudited)		(Unaudited)
REVENUE	$-	$-		$-

COST OF REVENUE	-	-		-

GROSS PROFIT	-	-		-

SELLING EXPENSES	-	-		-
GENERAL AND ADMINISTRATIVE EXPENSES	(511,211)	201,745	(a)	(309,466)

LOSS FROM OPERATIONS	(511,211)	201,745		(309,466)

OTHER INCOME (EXPENSE), NET
Interest income	1,763	(1,763)	(a)	-
Other finance expenses	(927)	927	(a)	-
Other income, net	4	(4)	(a)	-

TOTAL OTHER INCOME, NET	840	(840)		-

LOSS BEFORE PROVISION FOR INCOME TAXES	(510,371)	200,905		(309,466)

PROVISION FOR INCOME TAXES	-	-		-

NET LOSS FROM CONTINUING OPERAITONS	(510,371)	200,905		(309,466)

NET INCOME FROM DISCONTINUED OPERATIONS	4,873,962	(4,873,962)	(a)	-

NET INCOME	$4,363,591	$(4,673,057)		$(309,466)

LOSS (EARNINGS) PER ORDINARY SHARE
Weighted average number of shares:
Basic	20,319,723			20,319,723
Diluted	20,944,951			20,944,951

(Loss) income per share - basic
Continuing operations	$(0.03)			$(0.02)
Discontinued operations	$0.24			$-

(Loss) income per share - diluted
Continuing operations	$(0.02)			$(0.01)
Discontinued operations	$0.23			$-

(a)	Reflects the disposal of Xiangtai BVI as if the disposition of Xiangtai BVI at a total consideration of $1 million had occurred on July 1, 2018.

Note 1 – Pro Forma and Basis of Presentation

The Board of Director has decided that it is the best interest of China Xiangtai Food Co., Ltd. (“Xiangtai Cayman” or the “Company”) and its shareholder to enter into a securities purchase agreement (the “Agreement”) to sell 100% equity interest in WVM Inc. (“Xiangtai BVI”) and China Silanchi Holding Limited (“Silanchi”) (collectively, the “Targets”) to Ocean Planet Future Limited in exchange for a total consideration of $1,000,000 in the form of cash due upon closing (the “Disposition”). The operating entities of the Targets include following companies: Guang’an Yongpeng Food Co., Ltd. (“GA Yongpeng”), Chongqing Pengmei Supermarket Co., Ltd. (“CQ Pengmei”), Chongqing Penglin Food Co., Ltd. (“CQ Penglin”), Chongqing Ji Mao Cang Feed Co., Ltd. (“JMC”), CVS Limited (“Xiangtai HK”), Chongqing Jinghuangtai Business Management Consulting Co., Ltd. (“Xiangtai WFOE”) and Haochuangge Limited (“Haochuangge”).

The unaudited pro forma financial statements (“Pro Forma”) have been prepared in connection with the Disposition, and are intended to reflect the impact of the Disposition on the Company’s consolidated financial statements and present the pro forma combined financial position and result of the operations of the Company after giving effect to the Disposition. The Pro Forma have been prepared for illustrative purposed only and to give effect to the Disposition pursuant to the assumptions described in the notes to the Pro Forma. The unaudited pro forma combined balance sheets as of June 30, 2021 and 2020 give effect to the Disposition as if it had occurred on June 30, 2021 and 2020, respectively. The unaudited pro forma combined statements of operations for the years ended June 30, 2021, 2020 and 2019 give effect to the Disposition as if it had occurred on July 1, 2020, 2019 and 2018.

The Pro Forma are provided for illustrative purposes only, and do not purport to represent what the disposed Company’s financial results would have been had the Disposition occurred on the dates indicated. The Pro Forma do not purport to project the future financial position or operating results of the Company. The future financial position and results of operations of the Company may differ, perhaps significantly, from the Pro Forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the dates of the pro forma financial information. The adjustments included in the Pro Forma are preliminary and may be revised. There can be no assurance that any revisions to estimates will not result in material changes to the information presented.

Note 2 – Notes and Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets

The Pro Forma adjustments have been prepared to illustrate the estimated effect of the disposition of 100% equity interest in the Company and its subsidiaries and certain other adjustments and to illustrate the effect of subsequent equity or material transactions. The historical consolidated balance sheets have been adjusted in the Pro Forma, as detailed below, to give effect to pro forma events that are: (i) directly attributable to the Disposition, and (ii) factually supportable.

(a)	The Company paid JMC acquisition contingent consideration with total consideration of 600,000 ordinary shares of Xiangtai Food. The transaction was completed on August 24, 2021.

(b)	On November 22, 2021, the Company entered into a certain securities purchase agreement with certain non-affiliated investors pursuant to which the Company agreed to sell 17,175,412 ordinary shares, par value $0.01 per share, in a registered direct offering and warrants to purchase up to 17,175,412 ordinary shares (the “Warrants”) in a concurrent private placement, for gross proceeds of approximately $16.5 million. The purchase price for each Share and the corresponding Warrant is $0.96. The Warrants will be exercisable 60 days from the date of issuance and have an exercise price of $1.008 per share, which is 105% of the purchase price. The Warrants will expire five years from the date of issuance. Each Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions. The offering was closed on November 24, 2021.

(c)	On December 15, 2021, SonicHash Canada entered into a sales and purchase agreement with Mineone Inc., pursuant to which SonicHash Canada purchased 742 units of cryptocurrency mining equipment for a total purchase price of $6,999,200, excluding tax. SonicHash Canada has paid the purchase price and the cryptocurrency mining equipment has been delivered to a facility in Alberta, Canada and will be deployed for Bitcoin mining in the future.

(d)	The Company entered into a certain securities purchase agreement dated January 28, 2022, as amended on January 30, 2022 (the “Purchase Agreement”) with certain non-affiliated investors (the “Purchasers”) pursuant to which the Company agreed to sell 18,124,400 ordinary shares (the “Shares”), par value $0.01 per share, in a registered direct offering, and warrants to purchase up to 18,124,400 ordinary shares (the “Warrants”) in a concurrent private placement, for gross proceeds of $16,130,716 million. The purchase price for each Share and the corresponding Warrant is $0.89. The Warrants will be exercisable 60 days from the date of issuance and have an exercise price of $1.008 per share. The Warrants will expire five years from the date of issuance. Each Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions, as described in the Warrants. The offering was closed on February 2, 2022.

(e)	On January 6, 2022, SonicHash US entered into a sales and purchase agreement with HashCow LLC (“HashCow”), pursuant to which SonicHash US purchased 686 units of cryptocurrency mining equipment for a total purchase price of $5,995,640, payable within 5 business days from the date of the agreement. SonicHash US has paid the purchase price and the cryptocurrency mining equipment are expected to be delivered in batches to U.S.

(f)	On February 14, 2022, SonicHash US entered into sales and purchase agreements with HashCow LLC (“HashCow”) and AGM Technology Limited (“AGM”), pursuant to which SonicHash US purchased 2200 units of cryptocurrency mining equipment for a total purchase price of $13,281,400, excluding tax. SonicHash US has paid the purchase price in 5 business days upon signing of the agreement and the cryptocurrency mining equipment are expected to be delivered to U.S. by April 30, 2022.

(g)	Xiangtai HK received intracompany loans in an aggregate amount of $8,928,489 with no interest from the Company during the period from June 2019 to July 2020 and pursuant to a debt assignment and assumption agreement between Xiangtai BVI and Xiangtai HK dated March 30, 2022. Xiangtai BVI assumed approximately 80% obligations of $7,144,520. Xiangtai WFOE received intracompany loans in an aggregate amount of RMB 60,870,501 ($8,992,164) with no interest from the Company during the period from August 2020 to December 2020. Pursuant to a debt assignment and assumption agreement between Xiangtai BVI and Xiangtai WFOE dated March 30, 2022, Xiangtai BVI assumed the full obligations of $8,992,164. The remaining unsettled intercompany loans in an aggregate amount of $3,027,052 remain unchanged.

(h)	On March 31, 2022, the Company entered into a share purchase agreement with Ocean Planet Future Limited (“the Buyer”), pursuant to which the Buyer buys all of the issued and outstanding ordinary shares of Xiangtai BVI and Silanchi at a consideration price of $1,000,000 payable in cash upon closing.

Note 3 – Notes and Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The Pro Forma adjustments have been prepared to illustrate the estimated effect of the disposition of 100% equity interest in the Company and its subsidiaries and certain other adjustments and to illustrate the effect of subsequent equity or material transactions. The historical consolidated statements of operations have been adjusted in the Pro Forma, as detailed below, to give effect to pro forma events that are: (i) directly attributable to the Disposition, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a subsequent and continuing impact on the disposal results of Disposition. The Pro Forma do not reflect the non-recurring cost of any integration activities or benefits from the Disposition including potential synergies that may be generated in future periods.

(a)	It reflects the disposal of Xiangtai BVI and Silanchi as if the disposition of Xiangtai BVI and Silanchi at a total consideration of $1,000,000 had occurred on July 1, 2020, 2019 and 2018.